DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/14/07

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP 					a[X]
      									b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS
 WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
 USA

7. SOLE VOTING POWER
      311,293

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
      311,293

10. SHARED DISPOSITIVE POWER
      0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
      311,293

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
      5.53%

14. TYPE OF REPORTING PERSON
IA



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Bancroft Fund Ltd ("BCV"). The principal executive offices of
BCV are located at 65 Madison Avenue, Morristown, NJ 07960.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 and Andrew Dakos, Park 80 West, Plaza Two, Saddle Brook, NJ 07663. Mr.Goldstein and Mr. Dakos are self-employed investment advisors and principals of Bulldog Investors. During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Each of the above natural persons are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the issuer have been accumulated with funds from accounts managed by the filing persons.

ITEM 4. PURPOSE OF TRANSACTION
A fund in the Bulldog Investors group submitted the attached shareholder proposal (Exhibit 1) to the issuer for presentation at the next meeting of stockholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a)- b) As per the Form NCSR filed on 12/28/06 there were 5,625,134 shares of BCV outstanding as of 10/31/06. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein, Andrew Dakos and accounts managed by the filing persons beneficially own an aggregate of 311,293 shares of BCV or 5.53% of the outstanding shares.
Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.

c) During the past 60 days the following shares of BCV were purchased (there were no sales):

Date		# of shares	Price ($)
5/25/2007	1,900		20.85
5/24/2007	1,000		20.85
5/24/2007	1,000		20.85
5/24/2007	3,000		20.85
5/23/2007	700		21.00
5/22/2007	1,000		21.03
5/22/2007	2,000		21.03
5/22/2007	5,000		21.03
5/14/2007	1,300		20.80
4/27/2007	200		20.55
4/19/2007	1,500		20.28
4/19/2007	2,000		20.28
4/19/2007	1,700		20.28
4/18/2007	400		20.25
4/16/2007	300		20.25
4/10/2007	700		20.05
4/9/2007	2,000		20.06
4/9/2007	1,000		20.06
4/9/2007	3,000		20.06
4/9/2007	6,000		20.06
4/5/2007	3,000		20.05
4/5/2007	1,000		20.05
4/5/2007	5,000		20.05
3/22/2007	3,200		19.78
3/12/2007	2,600		19.83
3/12/2007	4,000		19.83
3/9/2007	2,000		19.83
3/9/2007	4,000		19.83
3/6/2007	1,000		19.69
3/6/2007	2,000		19.69
3/5/2007	1,000		19.71

d) Beneficial Owners of the accounts managed by the filing persons are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Shareholder Proposal
Exhibit 2. Joint Filing Agreement


Dated: 5/29/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:: Andrew Dakos

Exhibit 1. Shareholder Proposal

Opportunity Partners L.P., Park 80 West - Plaza Two,
Suite C04, Saddle Brook, NJ 07663
201-556-0092 // Fax 201-556-0097 // info@bulldoginvestors.com



May 14, 2007




Thomas H. Dinsmore
Chairman of the Board of Trustees
Bancroft Fund Ltd.
65 Madison Avenue, Suite 550
Morristown, NJ 07960

Dear Tom:

We think this is the time to address Bancroft's discount which, as you know, has stubbornly remained in double digits. Otherwise, we would very likely consider conducting a proxy contest at the next shareholder meeting. We sincerely hope that will not be necessary. With that in mind, I urge the board to be proactive. If meaningful action is taken, we will withdraw our proposal which is presented herein. As always, we are willing to meet to discuss alternatives to address the discount. By the way, the evidence suggests that a monthly managed distribution plan is much more effective than a quarterly plan.

Opportunity Partners is the beneficial owner of shares of Bancroft Fund Ltd. with a market value in excess of $2,000. We have held our shares for at least 12 months and intend to hold
them through the next annual meeting.   We hereby submit the
following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders.

RESOLVED: The shareholders of Bancroft Fund request that the board implement a monthly managed distribution policy with the goal of eliminating the discount.

Supporting Statement

Bancroft's shares have traded at an unacceptably wide discount to net asset value for a long time. For example, on May 11, 2007, Bancroft's NAV was $23.67 per share but its stock price was only $20.80, representing a discount of more than 12%.

Recently, a number of closed-end funds have instituted a managed distribution plan as a means to address a persistent trading discount. These plans have generally been quite successful in narrowing or eliminating the discount. In fact, they have often had an immediate and lasting effect.

For example, on February 2, 2007 LMP Real Estate Income Fund announced a monthly managed distribution policy that increased its distribution from 10.9 cents per month to 19 cents. LMP's stock price quickly responded to the news, rising from $23.11 to $25.14 (more than 8%) over the next three days. More important, LMP's discount, which, like Bancroft's was languishing in double digits, continued to narrow and has now virtually disappeared. On May 11th, its NAV was $24.28 and its stock price closed at $24.25.

We urge the Board of Trustees of Bancroft to follow the lead of LMP Real Estate Income Fund and the many other closed-end funds that have adopted a meaningful managed distribution policy with the goal of eliminating the discount.


   			Very truly yours,


					Phillip Goldstein
					President
					Kimball & Winthrop, Inc
					General Partner


Exhibit 2. Joint Filing Agreement
In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the
Schedule 13D (and all further amendments filed by them) with respect to the shares of BCV.

Dated: 5/29/07


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos